UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2009

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATION AND FINANCIAL CONDITION

On October 22, 2009, Heritage Commerce Corp issued a press release announcing preliminary results for the third quarter ended September 30, 2009. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this report set forth under this Item 2.02 shall not be treated as "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly stated by specific reference in such filing.

ITEM 8.01   OTHER EVENTS

Recent Regulatory Examination

The Federal Reserve recently completed the field work portion of its regularly scheduled examination of the Company and Heritage Bank of Commerce in September 2009. As a result of the Company's losses in 2009, primarily due to higher provisions for loan losses because of credit quality deterioration, the Company expects to enter into a written agreement with the Federal Reserve. The Federal Reserve has informed the Company that the agreement will require the Company to improve its appraisal procedures, oversight over its government guaranteed loan portfolio, capital planning process, and liquidity contingency funding plan. Further, the agreement will require the Company to provide notice and obtain the approval of the Federal Reserve prior to (1) incurring, renewing, increasing or guaranteeing any debt, (2) paying dividends on common and preferred stock, (3) paying interest on trust preferred securities , (4) repurchasing capital stock, and (5) making certain changes to its directors or senior executive officers. The Company will also be required to develop and implement a plan to reduce problem assets, maintain adequate capital and return the Company to profitability. The contents of the written agreement have not been finalized, however, and are subject to further internal review by the Federal Reserve upon completion of its examination and reporting processes. Such review could result in material changes to the anticipated agreement, which could be more restrictive than those described above. The Company believes the written agreement will be finalized by the Federal Reserve within the next 60 to 90 days.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(D) Exhibits.

99.1 Press Release, dated October 22, 2009, entitled "Heritage Commerce Corp Reports Financial Results for Third Quarter 2009"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 22, 2009

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
President and Chief Executive Officer

INDEX TO EXHIBITS

<u>EXHIBIT NO.</u>　　　　<u>DESCRIPTION</u>

99.1　　　　　　Press Release, dated October 22, entitled "Heritage Commerce Corp Reports Financial Results for Third Quarter 2009"